UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

SPECTRALINK CORPORATION

(Name of subject company (Issuer))

POLYCOM, INC.

SPYGLASS ACQUISITION CORP.

(Name of Filing Persons (Offerors))

Common Stock, par value $0.01 per share	847580107
(Title of classes of securities)	(CUSIP number of common stock)

Michael R. Kourey

Senior Vice President, Finance and Administration and

Chief Financial Officer

Polycom, Inc.

4750 Willow Road

Pleasanton, California 94588

(925) 924-6000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copies to:

Sayed M. Darwish, Esq.	Mark A. Bertelsen, Esq.
Vice President, General Counsel and	N. Anthony Jeffries, Esq.
Secretary	Michael S. Ringler, Esq.
Polycom, Inc.	Wilson Sonsini Goodrich & Rosati
4750 Willow Road	Professional Corporation
Pleasanton, California 94588	650 Page Mill Road
(925) 924-6000	Palo Alto, CA 94304
(650) 493-9300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

☐	Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1

☐	issuer tender offer subject to Rule 13e-4

☐	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 1 to the Tender Offer Statement on Schedule TO (this “Amendment”), filed with the Securities and Exchange Commission (the “SEC”) on March 9, 2007, amends and supplements the Tender Offer Statement on Schedule TO filed with the SEC on February 20, 2007 (the “Initial Statement”), and relates to the offer by Spyglass Acquisition Corp., a Delaware corporation (the “Offeror”) and wholly-owned subsidiary of Polycom, Inc., a Delaware corporation (the “Parent”), to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of SpectraLink Corporation, a Delaware corporation (the “Company”), at a purchase price of $11.75 per Share (or any higher price per Share that is paid in the tender offer), net to the seller in cash without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 20, 2007 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

The Offer is made pursuant to the Agreement and Plan of Merger, dated as of February 7, 2007 (the “Merger Agreement”), among the Offeror, the Parent and the Company.

The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment by reference to all of the applicable items in the Initial Statement, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 11.	Additional Information.

The subsection entitled “Antitrust Matters; United States” in Section 16 of the Offer to Purchase entitled “Certain Regulatory and Legal Matters” is amended as follows to add a new sentence reflecting the expiration of the waiting period described therein:

“United States. The HSR Act provides that the acquisition of Shares by the Offeror may not be consummated unless certain information has been furnished to the Antitrust Division of the U.S. Department of Justice (the “Division”) and the Federal Trade Commission (the “FTC”) and certain waiting period requirements have been satisfied. The rules promulgated by the FTC under the HSR Act require the filing of a Notification and Report Form (the “Form”) with the Division and the FTC by the Offeror and the Company and provide that the acquisition of Shares under the Offer may not be consummated earlier than fifteen days after receipt of the Form by the Division and the FTC from the Offeror. Within such fifteen day period the Division or the FTC may request additional information or documentary material from the Offeror and the Company. In the event of such request, the acquisition of Shares under the Offer may not be consummated until ten days after receipt of such additional information or documentary material by the Division or the FTC from the Offeror and the Company. The Parent and the Company anticipate filing their respective Forms with the Division and the FTC following the commencement of the Offer. On March 8, 2007, the waiting period expired.”

Item 12.	Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

“(a)(5)(iii)    Press Release issued by the Parent on March 12, 2007.”

After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

SPYGLASS ACQUISITION CORPORATION

By:	/s/ Sayed M. Darwish
Name:	Sayed M. Darwish
Title:	President and Secretary

POLYCOM, INC.

By:	/s/ Robert C. Hagerty
Name:	Robert C. Hagerty
Title:	Chief Executive Officer and President

Dated March 8, 2007